# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Merus N.V., CIK 0001651311
CUSIP: N5749R100
Title of class of securities: Common Shares, Euro 0.09 nominal value per share
Address of issuer's principal executive offices: Uppsalalaan 17, Utrecht, Netherlands (P7), 3584 CT
Date of event which requires filing of this statement: 12/12/2025
Filed by CIK 0001434265
Persons authorized to receive notices and communications: Greg Mueller, Carl Jacobsens Vej 30, Valby, Denmark (G7), 2500, 45 70 20 27 28; Clare O'Brien & Derrick Lott, Allen Overy Shearman Sterling US LLP, 599 Lexington Avenue, New York, New York (NY), 10022, 1 (212) 848-4000

## Reporting persons
- Genmab A/S (CIK 0001434265): type of reporting person: other (OO); citizenship or place of organization: Denmark (G7); source of funds: other (OO); sole voting power 0; shared voting power 71,946,801; sole dispositive power 0; shared dispositive power 71,946,801; aggregate amount beneficially owned 71,946,801 (94.8% of the class)
- Genmab Holding II B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 71,946,801; sole dispositive power 0; shared dispositive power 71,946,801; aggregate amount beneficially owned 71,946,801 (94.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, Euro 0.09 nominal value per share
Name of issuer: Merus N.V.
Address of issuer's principal executive offices: Uppsalalaan 17, Utrecht, Netherlands (P7), 3584 CT
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the tender offer by Genmab Holding II B.V. ("Purchaser"), a wholly owned subsidiary of Genmab A/S ("Parent"), for all of the issued and outstanding common shares, Euro 0.09 nominal value per share (the "Common Shares"), of Merus N.V., a public limited liability company (naamloze vennootschap) organized under the Laws of The Netherlands (the "Issuer"), at a price of $97.00 per Common Share, in cash, without interest and subject to any applicable withholding taxes (the "Offer"), upon the terms and subject to the conditions set forth in the Schedule TO filed with the United States Securities and Exchange Commission (the "SEC") on October 21, 2025 (together with any amendments and supplements thereto, the "Schedule TO"), a copy of which is attached as Exhibit B to this Schedule 13D, and in the offer to purchase dated October 21, 2025 (together with any amendments and supplements thereto, the "Offer to Purchase"), a copy of which is attached as Exhibit C to this Schedule 13D, and the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit D to this Schedule 13D. This Schedule 13D also relates to the Transaction Agreement, dated as of September 29, 2025 (the "Transaction Agreement"), by and between Parent, Purchaser and the Issuer, a copy of which is attached as Exhibit E to this Schedule 13D, pursuant to which the Offer was made.

## Item 2. Identity and Background
Name of person filing:
This statement is being filed jointly by Purchaser and Parent (together, the "Reporting Persons"). Purchaser is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly owned subsidiary of Parent, a public limited liability company (Aktieselskab) organized under the laws of Denmark.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 19, 2025, a copy of which is attached as Exhibit A to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

For items (a), (b), (c) and (f) of this Item 2, the name, business address, present principal occupation or employment, and five-year employment history and citizenship of each of the directors and executive officers of the Reporting Persons are set forth in Schedule I of the Offer to Purchase, and are incorporated herein by reference.
Residence or business address: The principal office of the Reporting Persons is Carl Jacobsens Vej 30, 2500 Valby, Denmark.
Present principal occupation or employment: Parent is an international biotechnology company with a pipeline of novel antibody-based products and product candidates designed to address unmet medical needs and improve treatment outcomes for patients with cancer and other serious diseases. Purchaser was formed for the purpose of negotiating the Transaction Agreement and structuring and effecting the transactions contemplated thereby.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, or, after due inquiry and to the best knowledge and belief of the Reporting Persons, the persons listed in Schedule I of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, or, after due inquiry and to the best knowledge and belief of the Reporting Persons, the persons listed in Schedule I of the Offer to Purchase was a party to a civil proceeding of a judicial or administrative body (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.
Citizenship: Parent is a public limited liability company (Aktieselskab) organized under the laws of Denmark. Purchaser is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Source and Amount of Funds," "Background of the Offer; Past Contacts or Negotiations with Merus" and "The Transaction Agreements" is incorporated herein by reference.

The Reporting Persons financed the purchase of Common Shares that are the subject of this Schedule 13D through a combination of (i) proceeds from the issuance of $1.5 billion of 6.250% senior secured notes due 2032, pursuant to the indenture governing the notes, dated December 3, 2025 (the "Secured Notes Indenture"), a copy of which is attached as Exhibit F to this Schedule 13D, (ii) proceeds from the issuance of $1.0 billion of 7.250% senior unsecured notes due 2033, pursuant to the indenture governing the notes, dated December 3, 2025 (the "Unsecured Notes Indenture"), a copy of which is attached as Exhibit G to this Schedule 13D, (iii) proceeds from a $1.0 billion term loan A facility and a $2.0 billion term loan B facility borrowed under the Credit Agreement, dated December 12, 2025, among Parent and Genmab Finance LLC, as co-borrowers, the lenders from time to time party thereto and Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent (the "Credit Agreement"), a copy of which is attached as Exhibit H to this Schedule 13D, and (iv) existing cash on hand.

The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, the Secured Notes Indenture, the Unsecured Notes Indenture and the Credit Agreement which are filed as exhibits to this Schedule 13D and incorporated herein by reference

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the transactions described in this Schedule 13D is for the Reporting Persons to acquire control of all of the issued and outstanding Common Shares of the Issuer while allowing all of the Issuer's shareholders an opportunity to receive the purchase price of $97.00 per Common Share by tendering their Common Shares pursuant to the Offer.

Promptly following the expiration of the subsequent offering period of the Offer, the listing of the Common Shares on The Nasdaq Stock Market LLC will be terminated, and the Common Shares will be deregistered under the Act, resulting in the cessation of the Issuer's reporting obligations to the SEC with respect to the Common Shares.
The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" and "Purpose of the Offer; Back-End Transactions; Plans for Merus" is incorporated herein by reference.

The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, which are filed as exhibits to this Schedule 13D and incorporated herein by reference. The information set forth under Item 5 of this Schedule 13D is incorporated herein by references.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b), the Reporting Persons may be deemed to beneficially own, in the aggregate, 71,946,801 Common Shares, representing approximately 94.8% of the Issuer's outstanding Common Shares (based upon the 75,865,294 Common Shares stated to be outstanding as of December 12, 2025 by Equiniti Trust Company, LLC, in its capacity as depositary for the Common Shares).

Purchaser has voting power and dispositive power with regard to 71,946,801 Common Shares. Parent, by virtue of its relationship to Purchaser (as disclosed in Item 2), may be deemed to indirectly beneficially own (as such term is defined in Rule 13d-3 under the Act) the Common Shares which Purchaser directly beneficially owns.

On December 12, 2025, following the expiration of the initial offering period of the Offer at 5:00 p.m., New York City time on December 11, 2025, Purchaser accepted for payment, and thus acquired, 71,463,077 Common Shares tendered pursuant to the Offer at a purchase price of $97.00 per Common Share in cash, without interest and less applicable withholding taxes. In addition, on December 12, 2025, Purchaser commenced a subsequent offering period, which is scheduled to expire at 5:00 p.m., New York City time on December 29, 2025.

From December 12, 2025 to December 18, 2025, Purchaser acquired 483,724 Common Shares tendered during subsequent offering period at a purchase price of $97.00 per Common Share in cash, without interest and less applicable withholding taxes.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described above or in the remainder of this paragraph, there were no other transactions with respect to Common Shares effected during the past 60 days by the Reporting Persons, or to the knowledge of the Reporting Persons, any of the persons listed in Schedule I of the Offer to Purchase
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth under Items 3, 4 and 5 of this Schedule 13D and the information set forth in the section of the Offer to Purchase entitled "Purpose of the Offer; Back-End Transactions; Plans for Merus" and "The Transaction Agreements" is incorporated herein by reference.

The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, the Letter of Transmittal, the Transaction Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Except as set forth in this Schedule 13D, none of the Reporting Persons or any of the persons listed in Schedule I of the Offer to Purchase have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

A Joint Filing Agreement, dated as of December 19, 2025, by and between Genmab A/S and Genmab Holding II B.V.*

B.1 Schedule TO, dated as of October 21, 2025 (incorporated herein by reference to the Schedule TO filed by Genmab A/S and Genmab Holding II B.V. with the SEC on October 21, 2025).

B.2 Amendment No. 1 to the Schedule TO, dated as of October 31, 2025 (incorporated herein by reference to the Amendment No. 1 to the Schedule TO filed by Genmab A/S and Genmab Holding II B.V. with the SEC on October 31, 2025).

B.3 Amendment No. 2 to the Schedule TO, dated as of December 10, 2025 (incorporated herein by reference to the Amendment No. 2 to the Schedule TO filed by Genmab A/S and Genmab Holding II B.V. with the SEC on December 9, 2025).

B.4 Amendment No. 3 to the Schedule TO, dated as of December 12, 2025 (incorporated herein by reference to the Amendment No. 3 to the Schedule TO filed by Genmab A/S and Genmab Holding II B.V. with the SEC on December 12, 2025).

C Offer to Purchase, dated October 21, 2025 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Genmab A/S and Genmab Holding II B.V. with the SEC on October 21, 2025).

D Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Genmab A/S and Genmab Holding II B.V. with the SEC on October 21, 2025).

E Transaction Agreement, dated as of September 29, 2025, by and among Genmab A/S, Genmab Holding II B.V. and Merus N.V. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Merus with the SEC on September 29, 2025).

F Indenture, dated as of December 3, 2025, by and among Genmab A/S and Genmab Finance LLC, as issuers, the guarantors from time to time party thereto, Wilmington Trust, National Association, as trustee, registrar and paying agent, and Wilmington Trust, National Association, as collateral agent.*

G Indenture, dated as of December 3, 2025, by and among Genmab A/S and Genmab Finance LLC, as issuers, the guarantors from time to time party thereto, Wilmington Trust, National Association, as trustee, registrar and paying agent.*

H Credit Agreement, dated December 12, 2025, by and among Genmab A/S and Genmab Finance LLC, as co-borrowers, the lenders from time to time party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent.*

(*) Filed herewith.

## Signatures
- Genmab A/S: /s/ Jan G. J. van de Winkel, Jan G. J. van de Winkel, President & Chief Executive Officer (12/19/2025)
- Genmab A/S: /s/ Anthony Pagano, Anthony Pagano, Executive Vice President & Chief Financial Officer (12/19/2025)
- Genmab Holding II B.V.: /s/ Jan G. J. van de Winkel, Jan G. J. van de Winkel, Authorized Signatory (12/19/2025)